Exhibit 99.1

Navigator Gas Announces Joint Venture with Amon Maritime For Construction of Two New Ammonia Gas Carriers

LONDON, July 17, 2025 – Navigator Holdings Ltd. (described herein as “Navigator” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, is pleased to announce that on July 14, 2025, it has entered into a joint venture (the “Joint Venture”) with Amon Maritime (“Amon Maritime”).

Pursuant to the Joint Venture, Navigator will acquire approximately 80% of the joint venture company, Navigator Amon Shipping AS, of Norway, with Amon Maritime holding approximately 20%, subject to the investment terms and conditions. The Joint Venture intends to construct two new 51,530 cubic meter capacity ammonia fuelled liquefied ammonia carriers (the “Vessels”), which will also be capable of carrying liquefied petroleum gas.

The Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average price of $84 million per vessel. Importantly, each of the vessel projects were awarded a NOK 90 million (approx. $9 million) investment grant from the Norwegian government agency Enova. It is expected that the Joint Venture will finance the majority of the purchase price of the Vessels through commercial bank finance, with the remainder sourced from capital contributions from Navigator and Amon Maritime. Navigator expects to finance its share of the capital contributions from available cash resources, and these investments are expected to be accretive to the Company’s earnings.

Once delivered to the Joint Venture, subject to customary conditions, each of the Vessels will be operated under the Joint Venture pursuant to long-term time charters with a blue-chip industry leader, each for a period of five years from delivery.

Mads Peter Zacho, Chief Executive Officer of Navigator, said:

“Expanding our fleet with two modern ammonia carriers capable of using clean ammonia as a fuel, operating in a long-term time charter, is a strategic enabler in meeting the growing demand for a sustainable fuel source in a net-zero economy. These modern vessels will be equipped with newly developed technologies that comply with present and future environmental regulations and will thereby deliver great value to both our customers and our shareholders.”

André Risholm, Chief Executive Officer of Amon Maritime, commented:

“Amon Maritime was founded with a vision to lead the green shift in shipping by pioneering the use of ammonia fuel. We are proud to realize this vision alongside our forward-looking and competent partners in Navigator Gas, serving ammonia-powered transportation services to market leaders. We are very satisfied to expand and strengthen our relationship with Navigator Gas further by constructing and operating these vessels.”

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 58 semi- or fully-refrigerated liquefied gas carriers, 27 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

About Amon Maritime

Amon Maritime is leading the green shift in shipping, by pioneering the use of ammonia as fuel across ship newbuildings, ship management, technology development and bunkering infrastructure. It is a maritime project development company, working with leading technology, commercial, and financial partners, to build, own and operate ammonia–powered ships – and thus realize its vision of creating the World’s first carbon free shipping company. The company is privately owned by its founders, leading employees and Mosvolds Rederi, the maritime investment arm of the Glastad Group.

For media enquiries or further information, please contact:

Alexander Walster

Media Contact

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7045 4114

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com, randy.giveans@navigatorgas.com

333 Clay Street, Suite 2400, Houston, Texas, U.S.A. 77002

Tel: +1 713 373 6197, +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including statements concerning the formation of the Joint Venture, the acquisition of new vessels by the Joint Venture, any related time charter, the performance of the Joint Venture and the benefits of the transaction to Navigator and its shareholders. In addition, Navigator Gas or Amon and their respective representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for Navigator or Amon to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Navigator or Amon expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. Navigator makes no prediction or statement about the performance of its common stock.

Category: General